July 30, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistance Chief Accountant

Re:	The Navigators Group, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 14, 2010 (File No. 0-15886)
Dear Mr. Rosenberg:
This letter is in response to the Division of Corporation Finance’s comment letter dated July 2, 2010, in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and the Company’s Schedule 14A filed April 14, 2010 (the “2010 Proxy”). For ease of reference, the comments included in your letter are repeated below in bold type, and our response immediately follows each comment. Any information in the responses below that the Company has indicated will be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”) or in its Schedule 14A for the Company’s 2011 Annual Meeting of Stockholders (the “2011 Proxy”) will be updated when the relevant document is filed.
In connection with the filing of our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 10-K and 2010 Proxy;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2009 10-K or 2010 Proxy; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Securities and Exchange Commission
July 30, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Foreign currency exchange rate risk, page 99
1.	Please tell us how your disclosure for foreign currency exchange rate risk complies with Item 305 of Regulation S-K and specifically, tell us which alternative you utilized for the required quantitative disclosures about market risk pursuant to paragraph (a) of Item 305. Alternatively, revise your disclosure as appropriate.

The Company will revise its disclosure regarding foreign currency exchange rate risk beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. A representative disclosure utilizing amounts as of December 31, 2009 is as follows:
Foreign Currency Exchange Rate Risk
Our Lloyd’s Operations are exposed to foreign currency exchange rate risk primarily related to foreign-denominated cash, cash equivalents and marketable securities, premiums receivable, reinsurance recoverables on paid and unpaid losses and loss adjustment expenses as well as reserves for losses and loss adjustment expenses. The principal currencies creating foreign currency exchange risk for the Lloyd’s Operations are the British pound, the Euro and the Canadian dollar. The Lloyd’s Operations manage foreign currency exchange rate risk primarily through asset-liability matching.
Based on the primary foreign-denominated balances within the Lloyd’s Operations at December 31, 2009, an assumed 5%, 10% and 15% negative currency movement would result in declines as follows:

	USD equivalent
	as of	Negative currency movement of
(amounts in millions)	December 31, 2009	5%	10%	15%

Cash, cash equivalents and marketable securities at fair value	$88.1	$(4.4)	$(8.8)	$(13.2)

Premiums receivable	$25.9	$(1.3)	$(2.6)	$(3.9)

Reinsurance recoverables on paid, unpaid losses and loss adjustment expenses	$70.1	$(3.5)	$(7.0)	$(10.5)

Reserves for losses and loss adjustment expenses	$(105.7)	$5.3	$10.6	$15.9

Jim B. Rosenberg
Securities and Exchange Commission
July 30, 2010
Notes to Consolidated Financial Statements
Note 4. Investments, page F-26
2.	You disclose on page F-35 that you initially recorded $17.4 million in OTTI losses in OCI for the twelve months ended December 31, 2009, and subsequent declines in unrealized losses related to the value of securities for which an OTTI loss in OCI was initially recorded resulted in a balance of $5.7 million of OTTI losses in OCI as of December 31, 2009. Please provide a reconciliation and describe the significant reconciling items, including tax effects, related to the following, and revise your disclosure as appropriate:
•	The amount ($17.4 million) reported on your Consolidated Statements of Income as the portion of loss recognized in other comprehensive income (before tax);
•	The amount ($5.7 million) included in your table on page F-26 as total OTTI recognized in OCI; and
•	The gain ($4 million) reported in your Statements of Stockholders’ Equity as the change in period for non-credit other-than-temporary impairment gains (losses), net of tax reported.

Jim B. Rosenberg
Securities and Exchange Commission
July 30, 2010
The Company will revise its disclosure regarding OTTI losses beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. A representative disclosure that incorporates amounts for the year ended December 31, 2009 is as follows:
The following table summarizes the cumulative amounts related to our non-credit loss portion of the other-than-temporary impairment losses on debt securities held within accumulated other comprehensive income as of December 31, 2009:

	Year Ended
	December 31, 2009
		Pre-Tax	After-Tax
(amounts in thousands)	No.	Amount	Amount

Beginning balance at January 1, 2009
Residential mortgage-backed securities	—	$—	$—
Asset-backed securities	—	—	—

Total		$—	$—

Portion of loss in accumulated other comprehensive income (loss)
Residential mortgage-backed securities	39	$17,324	$11,261
Asset-backed securities	1	64	42

Total		$17,388	$11,302

Subsequent net unrealized losses (gains) related to securities in which an OTTI loss was recorded in accumulated other comprehensive income (loss)
Residential mortgage-backed securities	39	$(11,601)	$(7,277)
Asset-backed securities	1	(41)	(26)

Total		$(11,642)	$(7,302)

Ending balance at December 31, 2009
Residential mortgage-backed securities	39	$5,723	$3,984
Asset-backed securities	1	23	16

Total		$5,746	$4,000

Schedule 14A Filed April 14, 2010
Compensation Discussion and Analysis
Annual Incentive Program, page 13
3.	Please provide proposed disclosure to be included in your 2011 proxy statement which identifies the specific divisional performance components and targets for each component used to determine the incentive compensation for Mr. Hennessy. In addition, please confirm that your 2011 proxy statement will include the following information:
•	The level of achievement relative to each target for the divisional performance components for each NEO;

Jim B. Rosenberg
Securities and Exchange Commission
July 30, 2010
•	The level of achievement relative to the individual performance component for each NEO;
•	The factors considered in determining the level of achievement relative to the individual performance component; and
•	The specific bonus percentage calculated under your inventive compensation formula for each NEO regardless of whether the Compensation Committee chooses to modify the bonus percentage at its discretion.
The division that is overseen by Mr. Hennessy consists of the corporate operations of the Company’s United Kingdom and European business, which is comprised of five primary business lines written through various underwriting divisions. In determining the performance level for Mr. Hennessy’s division for fiscal year 2009, management reviewed the achievement of each of the underlying five primary business lines against their specific performance targets and made an assessment of the overall performance level of Mr. Hennessy’s division based on the combined results of the underlying business lines. As such, there were no specific targets for the overall divisional performance component for Mr. Hennessy’s division. If relevant, the Company will revise its disclosure regarding the performance components of this division in the 2011 Proxy. A representative disclosure regarding Mr. Hennessy’s performance components is as follows:
For Mr. Hennessy, who has oversight of the Company’s United Kingdom and European operations, 25% of his overall AIP bonus award is determined by the Company’s corporate performance, 50% is based on the combined performance of the five primary lines of business written in the Company’s United Kingdom and European operations that he oversees and 25% by his individual performance.
The Company hereby confirms that the information specified by the Commission above will be included in the 2011 Proxy.
Employment Agreements, page 21
4.	We note that you have entered into employment agreements with Ms. Keller and Mr. McDonnell. Please revise your disclosure to include a description of the terms of each executive’s employment agreement.
The Company’s “employment agreement” with Ms. Keller consists solely of an offer letter from the Company to Ms. Keller. There is not an official employment agreement with Ms. Keller and there are no on-going obligations of the Company established pursuant to the offer letter and as such a description of such letter was omitted from the disclosure.

Jim B. Rosenberg
Securities and Exchange Commission
July 30, 2010
The Company will revise its disclosure regarding Mr. McDonnell’s employment agreement in the 2011 Proxy. A representative disclosure is as follows:
Pursuant to his acceptance of an offer letter dated July 11, 2008, Mr. McDonnell received a stock grant of 22,000 shares of Common Stock subject to vesting provisions of 25% per year. To date, 11,000 shares have vested. In the event of a change of control of the Company, the offer letter provides that if Mr. McDonnell is terminated other than for cause or suffers a substantial diminution of responsibilities within one year following the change of control, then all of the outstanding shares of Common Stock of the Company issued to him in his initial stock grant as well as any shares of Common Stock granted to him in March 2009 in connection with his annual bonus in such year shall immediately become fully vested. The offer letter further provides that if at any time during his employment with the Company, Mr. McDonnell’s employment is terminated other than for cause, then he shall be entitled to receive a severance payment equal to one year’s base salary plus the cash portion of his pro rata earned bonus for the year in which such termination occurs.
5.	We note that you have entered into employment agreements with Mr. Coward and Mr. Hennessy. Please file each of these agreements as exhibits as required under Item 601(b)(10)(iii)(A) of Regulation S-K.
The employment agreements for Messrs. Coward and Hennessy will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.
Compensation of Directors, page 27
6.	We note that your Director Compensation table does not include compensation paid to Mr. Deeks, the Executive Chairman of the Board. Please revise your Director Compensation Table to include Mr. Deeks and any compensation paid to Mr. Deeks as required under Item 402(k) of Regulation S-K. Please note that any compensation for Mr. Deeks that is not reportable under the other columns of your Director Compensation Table should be included under the heading “All Other Compensation.”
Mr. Deeks was an executive of the Company in 2009 and received salary and bonus compensation in his capacity as an employee. Because Mr. Deeks was not paid separate Board fees in 2009, his compensation was not reported as Director Compensation. Effective May 26, 2010, Mr. Deeks retired as an executive from the Company and became the non-executive Chairman of the Board. The Company intends to report his compensation as a non-executive director on a going-forward basis. However, had the Company reported such compensation as Board Compensation in the 2010 Proxy, it would have been reported as follows:

Change in
Pension Value
and
	Fees					Nonqualified
	Earned or				Non-Equity	Deferred
	Paid in		Stock	Option	Incentive Plan	Compensation	All Other
	Cash		Awards	Awards	Compensation	Earnings	Compensation		Total
Name	($)		($)	($)	($)	($)	($)		($)

Terence N. Deeks	487,500	(1)	—	—	—	—	62,495	(2)	549,995

Jim B. Rosenberg
Securities and Exchange Commission
July 30, 2010

(1)	Consists of $325,000 in base salary and $162,500 awarded to Mr. Deeks as a bonus under the Executive Performance Incentive Plan.

(2)	Includes cash contributions made by the Company pursuant to the terms of the Company’s Money Purchase Plan in the amount of $17,250, matching contributions made by the Company pursuant to the terms of the Company’s 401(k) Plan in the amount of $9,800, payment by the Company of an annual physical examination for Mr. Deeks in the amount of $2,750 and imputed interest income in the amount of $33,295 related to split dollar life insurance policy premiums that were advanced by the Company for the years 1992-2002 and that are repayable upon the earlier of the termination of such policy or the payment of benefits thereunder.
We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (914) 933-6086 or bbyrnes@navg.com.

Respectfully submitted, The Navigators Group, Inc.
By:	/s/ Bruce J. Byrnes
	Name:	Bruce J. Byrnes
	Title:	Senior Vice President, General Counsel and Secretary